September 23, 2019

F. Mark Wolfinger
Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

       Re: Denny's Corporation
           Form 10-K for the Fiscal Year Ended December 26, 2018
           Form 10-Q for the Fiscal Quarter Ended June 26, 2019
           File No. 000-18051

Dear Mr. Wolfinger:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure